SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated August 6, 2025.

Buenos Aires, August 6, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Present

Ref: YPF S.A. (“YPF”) enters into a share purchase

agreement to acquire Vaca Muerta Inversiones S.A.U.

Ladies and Gentleman:

We are hereby writing to you in compliance with the CNV Rules, and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform you that on August 6, 2025, YPF entered into a share purchase agreement (hereinafter, the “Agreement”) with Total Austral S.A. whereby, subject to the fulfillment of the conditions precedents set forth in the Agreement, YPF will acquire one hundred percent (100%) of the shares and capital stock of Vaca Muerta Inversiones S.A.U.

The total transaction amount is USD 500,000,000, subject to adjustments at closing based on the Company’s cash flows between January 2025 and the closing date.

If precedent conditions are fulfilled, Vaca Muerta Inversiones S.A.U. will hold a 45% interest in the Joint Venture Agreement and Joint Agreement (contrato de union transitoria) corresponding to the La Escalonada and Rincón La Ceniza blocks in the Province of Neuquén.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 6, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer